EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in Millions)
Net Income attributable to Tenneco Inc. *	$356	$241	$225	$182	$275
Add:
Interest expense	92	67	91	80	105
Portion of rentals representative of the interest factor	21	20	21	19	18
Income tax expense *	—	146	131	122	19
Noncontrolling interests *	68	54	44	38	29
Amortization of interest capitalized	4	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	1	(1)	—	1
Earnings as defined *	$541	$533	$513	$445	$451
Interest expense	$92	$67	$91	$80	$105
Interest capitalized	6	6	5	4	4
Portion of rentals representative of the interest factor	21	20	21	19	18
Fixed charges as defined	$119	$93	$117	$103	$127
Ratio of earnings to fixed charges *	4.55	5.73	4.38	4.32	3.55

* Financial statements for 2012, 2013, 2014, 2015, and 2016 have been revised for certain immaterial supplier cost reduction payments that Tenneco determined should have been recognized in future periods and for cost of sales expense that should have been accrued in prior periods for substrate liabilities.